SEC

19008219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E LAS TUNAS DR
(No. and Street)

SAN GABRIEL (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd Suite #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWIN LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS INC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

TIFFANY KIM LE
Commission # 2138464
Notary Public - California
Los Angeles County
My Comm. Expires Dec 26, 2019

Edwin P. Lee
Signature

CCO / Vice PRESident
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of E-W Investments, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of E-W Investments, Inc. as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of E-W Investments, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of E-W Investments, Inc.'s management. My responsibility is to express an opinion on E-W Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to E-W Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as E-W Investments, Inc.'s auditor since 2016.
Tarzana, California
February 22, 2019

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		**2018**
Current Assets		
Cash and equivalents	$	48,347
Deposits held at clearing broker		35,000
Receivable from clearing brokers		1,456
Marketable securities, at fair value		109,011
Total current assets		193,814
Property and equipment, net of accumulated depreciation of $139,995		3,516
Deposits		1,546
Total assets	$	198,876

Liabilities and Stockholders' Equity		
Current liabilities		
Payroll and payroll taxes payable	$	1,997
Accrued expenses		15,773
Total current liabilities		17,770
Stockholders' equity		
Common stock, par value $1.00, 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		139,000
Retained earnings (deficit)		32,106
Total stockholders' equity		181,106
Total liabilities and stockholders' equity	$	198,876

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2018

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained earnings (Deficit)	Total
Balance, December 31, 2017	10,000	$ 10,000	$ 139,000	$ 61,648	$ 210,648
Net Income (loss)	-	-	-	(29,542)	(29,542)
Balance, December 31, 2018	10,000	$ 10,000	$ 139,000	$ 32,106	$ 181,106

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Securities commissions and fees	$	115,145
Mutual fund revenue		42,225
Interest and dividend		4,406
Net realized gain (loss) on marketable securities		6,439
Net unrealized gain (loss) on marketable securities		(25,312)
Total revenue		142,903
Expense:		
Commission and brokerage fee		55,991
Depreciation & amortization		234
Legal & professional		7,008
Regulatory fee		7,907
General office expense		39,237
Equipment rent		1,300
Salaries & wages		50,755
Payroll tax expenses		4,500
Tax and license		2,428
Telephone		2,285
Total expenses		171,645
Income (loss) from operation		(28,742)
Income tax benefit (expense):		
Current state franchise tax		(800)
Total income tax expense		(800)
Net income (loss)	$	(29,542)

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
Operating activities		
Net income (loss)	$	(29,542)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization		234
Net unrealized loss on marketable securities		25,312
Change in working capital components:		
Receivable from clearing brokers		5,845
Payroll taxes payable		(5,683)
Accrued expenses		13,769
Net cash provided (used) by operating activities		9,935
Investing activities		
Proceed from sale of marketable securities		10,481
Net cash provided (used) by investing activities		10,481
Increase in cash and equivalents		20,416
Cash and equivalents at 1/1/18		27,931
Cash and equivalents at 12/31/18	$	48,347
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See accompanying notes to the financial statements

Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business. The Company has a deposit in the amount of $35,000 at National Financial Services at December 31, 2018.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ASC Topic 320, "Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions:

This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Change in Accounting Policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Note 2 – Summary of Significant Accounting Policies (Continued)

Change in Accounting Policy (Continued)

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 40 years

Property and equipment as of December 31, 2017 are as follows:

Leasehold improvement	$ 84,340
Office equipment	45,165
Furniture and fixture	14,240
	143,745
Accumulated depreciation	(140,229)
Property and Equipment, net	$ 3,516

Purchases over $1,000 are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation expense was $234 for the year ended December 31, 2018.

Note 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company utilizes ASC Topic 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of asset and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC topic 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax benefit will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At December 31, 2018, the Company did not have any uncertain tax position.

Note 3 – Fair Value Measurement

The Company recorded a net unrealized loss of $58,975 from the holdings of various open positions that it holds as of December 31, 2018.

The Company adopted Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" (ASC Topic 820), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Stocks	109,011	-	-	109,011
Total	109,011	-	-	109,011

Company owns several securities currently with no market value. Had there been a market for these securities, they would be subjected to level 3 measurements.

Note 4 – Deferred Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of income taxes for the year-ended December 31, 2018 consisted of the following:

Current:		
Federal	$	--
State		800
Total current income tax expense	$	800
Deferred:		
Federal	$	--
State		--
Total deferred income tax expense	$	--

Deferred income taxes principally result from net operating loss carryforward and unrealized gain on marketable securities. A valuation allowance is provided for deferred

Note 4 – Deferred Income Taxes (Continued)

tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize none of the total available benefit. A valuation allowance is calculated accordingly.

The following summarizes deferred tax benefit:

Available deferred tax benefit relating to NOL	$ 51,000
Valuation allowance	(51,000)
Net deferred tax benefit	$ -0-

The Company, a C-corporation, files income tax return in the US federal jurisdiction and in the state of California. The Company is no longer subject to income tax examination by taxing authorities for year before 2015 for its federal filings and 2014 for its state filings.

Note 5 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is the greater of $50,000 or 6 2/3% of A.I liabilities, which is $1,185 at Dec 31, 2018. As such, the Company required net capital requirement is $50,000 at December 31, 2018. The rule also requires that the percentage of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $150,114, which was $100,114 in excess of its required net capital of $50,000.

At Dec 31, 2018, the Company's aggregate indebtedness to net capital ratio was 11.84 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

EW Investments Inc. is exempt from computation for determination of reserve requirement and information relating to possession or control requirements under Rule 15c3-3 of SEC under Sub paragraph (k)(2)(ii).

Note 5 – Net Capital Requirement (Continued)

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

Note 6 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 22, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

SUPPLEMENTARY INFORMATION

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2018

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	181,106
Deduction and charges:		
Non-allowable fixed asset		(3,516)
Non-allowable other assets		(1,546)
Net capital before haircut charges		176,044
Haircut on securities:		
Marketable securities		(16,352)
Other		(9,578)
Net Capital	$	150,114
Aggregate Indebtedness:		
Accrued expenses	$	15,773
Payroll and payroll taxes payable		1,997
Total aggregate indebtedness	$	17,770
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	50,000
Net capital		150,114
Excess net capital	$	100,114
Excess net capital at 1000%	$	98,337
Ratio: Aggregate indebtedness to net capital		0.1184

*There was no changes from the Company filed Focus Report and this audit report.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
E-W Investments, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying E-W Investments, Inc. Exemption Report in which (1) E-W Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which E-W Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 E-W Investments, Inc. stated that E-W Investments, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. E-W Investments, Inc.' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about E-W Investments, Inc.' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2019

Assertions Regarding Exemption Provisions

I, as a director of management of E-W Investments, Inc. (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

E-W Investments, Inc.

By: Edwin P. Lee

Edwin P Lee (CCO/Vice President)
(Name and Title)

February 27, 2019
(Date)